FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                BG Group plc

                              31 December 2002


        BG secures long-term capacity agreement in Bolivia-Brazil pipeline



BG Group and the Brazilian state energy company Petrobras have signed an agreement to assign a proportion of Petrobras' 30 million cubic metres per day of firm capacity in the Brazilian pipeline Transportadora Brasiliera Gasoduto
(TBG) to BG Brazil. This is the first time that such capacity in TBG has been assigned, and will allow BG to continue to supply the growing gas market in the Comgas area.



BG has also extended its existing Gas Sales Agreement with Comgas - the largest gas distribution company in the state of Sao Paulo, Brazil - in which BG holds a 60.5% interest. BG is contracted to supply 0.65 million cubic metres per day, produced from its 100% La Vertiente field in Bolivia, during the period 2003 to 2011. The gas will be sold to Comgas principally for use in the industrial and co-generation sectors.



There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2001.





Notes to Editors

BG Group plc -The Integrated Gas Major - works across the spectrum of the gas chain. Active on five continents in some 20 countries, BG operates four business segments - Exploration & Production, LNG, Transmission & Distribution and Power.

BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake, Armada and Easington Catchment Area fields. Internationally, BG's operational strategy is to develop gas markets and construct infrastructure in tandem with its exploration interests. BG's core areas are the UK, Egypt, Kazakhstan, South America, India and Trinidad & Tobago.


In the Southern Cone, BG holds a significant position through the gas chain in the fast developing natural gas market. The group has exploration acreage in Brazil, and both exploration and production interests in Bolivia from where both the local and export markets are served. The Bolivia-Brazil pipeline, in which BG has an equity holding, opened up Brazil as a market for BG's Bolivian equity gas reserves. In April 2001, the Brazilian regulator awarded BG firm capacity rights in the Bolivia-Brazil pipeline until December 2002, allowing BG to deliver equity gas to Comgas from its wholly-owned properties in Bolivia, thus completing an integrated gas chain.


BG also has a stake in the Southern Cross and the Gas Link pipelines, which entered operation in November 2002, and take gas from the Argentine system to Montevideo in Uruguay. A Liquefied Natural Gas export scheme is under consideration to take gas from BG's Bolivian gas fields, where BG is the second largest holder of reserves, to a liquefaction facility on the Pacific coast and to then ship the gas to the North American market.




Enquiries:



Media                   Chris Carter            0118 929 2597

Investor Relations      Chris Lloyd/Megan Watson/
                        Brian McCleery          0118 929 3025

Web: www.BG-Group.com




                      This information is provided by RNS
            The company news service from the London Stock Exchange



                              SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 31 December 2002                            By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary